Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
March 31, 2014
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,669
Affiliates	983
Total operating revenues	3,652
Operating expenses:
Wholesale transmission service	636
Operation and maintenance	680
Depreciation and amortization	825
Provision in lieu of income taxes	272
Taxes other than amounts related to income taxes	430
Total operating expenses	2,843
Operating income	809
Other income and deductions:
Other income	17
Other deductions	14
Nonoperating provision in lieu of income taxes	2
Interest income	4
Interest expense and related charges	365
Net income	$449